OIPE
OCT 14 2009
PATENT & TRADEMARK OFFICE

PTO/SB/16 (10-01)
OMB 0651-0032
U.S. Patent and Trademark Office: U.S. DEPARTMENT OF COMMERCE

PROVISIONAL APPLICATION FOR PATENT COVER SHEET
This is a request for filing a PROVISIONAL APPLICATION FOR PATENT under 37 CFR 1.53(c).

Express Mail Label No.

INVENTOR(S)

Given Name (first and middle [if any])	Family Name or Surname	Residence (City and either State or Foreign Country)
David [redacted]	Bychkov	1600 Tysons Blvd. 8th Floor McLean, VA 22102

TITLE OF THE INVENTION (500 characters max)

BIOSENSOR WRISTWATCH

Direct all correspondence to: CORRESPONDENCE ADDRESS

☐ Customer Number ______ *Type Customer Number Here*

Place Customer Number Bar Code Label Here

☒ Firm or Individual Name: Exmovere Holdings Inc

Address	1600 Tysons Boulevard, 8th Floor, McLean Virginia 22102				
Address					
City		State	VA	ZIP	22102
Country	USA	Telephone	703-245-8513	Fax	703-245-3001

ENCLOSED APPLICATION PARTS

☒ Specification *Number of Pages* 9 CD(s), N ☐ Other (specify) ☐

☒ Drawing(s) *Number of Pages* 5

☐ APPLICATION DATA SHEET. SEE 37 CFR 1.76

METHOD OF PAYMENT OF FILING FEES FOR THIS PROVISIONAL APPLICATION FOR PATENT

☒ Applicant claims small entity status. See 37 CFR 1.27

☒ A check or money order is enclosed to cover the filing fees

☐ The Commissioner is hereby authorized to charge filing fees or credit any overpayment to Deposit Account Number.

☐ Payment by credit card. Form PTO-2038 is attached.

FILING FEE AMOUNT (S): $110

This invention was made by an agency of the United States Government or under a contract with an agency of the United States Government.

☒ No

☐ Yes, the name of the U.S. Government agency and the Government contract number are: ______

Respectfully Submitted,
SIGNATURE ______ REGISTRATION NO. (if appropriate) ______ Date Oct. 14, 2009

TELEPHONE OR PRINTED NAME ______
TELEPHONE 703-245-8513 Docket Number : DBYCHKOV.006A

SPECIFICATIONS

BE IT KNOWN THAT I THE SOLE INVENTOR MENTIONED HEREINABOVE, David Bychkov, Chairman and CEO of Exmovere Holdings, Inc., has invented a new and valuable way to detect heart rate from a moving wrist worn device and this device makes it possible to monitor physiological and emotional conditions in the form of a wristwatch, while the wearer is running, exercising, shaking hands or performing any other routine activities.

BACKGROUND OF THE INVENTION

A Brief Description of the Invention:

The present invention is in the technical field of apparatus for fitness and wellness related timepieces and biofeedback displays. Moreover it pertains specifically to such apparatus for heart rate and vital sign monitoring.

SUMMARY OF THE INVENTION

The present invention is non-obvious and provides a new and useful wristwatch-style device with embedded infrared sensors, three-way accelerometer, skin conductance sensors and analog-to-digital converter, to detect heart rate from a moving wrist without requiring a chest strap, EKG leads, two-handed contact or PIEZO sensors. The invented device is uncomplicated in construction, well-designed, more practical and versatile in operation, than other known apparatus of this kind.

The idea of the present invention is to make its wearer possible to monitor the vital signs from a wristwatch continuously without requiring any inconvenient action or discomfort. This device has many novel features which are not offered by any prior art apparatus, as this device is sensor-enhanced wristwatch to detect vital signs, no matter if it is on or off the wrist, thereby, guaranteeing a heart beat monitoring and not simply changes in ambient light if detected. This device is not apparent, obvious, or suggested, either directly or indirectly by any of the prior art apparatus.

DETAILED DESCRIPTION OF THE DEVICE & APPEARANCE

This device comes in the general shape and form of a wristwatch.

The present invention is a wrist-worn device housing several components, including a series of three infra-red receivers, spaced at 10mm and forming an equilateral triangle around infra-red emitter. All four components are laid on a flat surface made to fit flush with the top of the wrist. Also flush with the wrist, a thermistor is located. A three-dimensional accelerometer is embedded in the body of the device which sits on top of the wrist. The device is worn attached to the wrist with a watch-band, which houses flush with the bottom of the wrist (opposite the IR array) a piezoelectric transducer. Also on the bottom of the band are two electrodes used to measure skin conductance.

The infra-red (IR) emitter transmits an IR signal at the surface of the body tissue. This signal is then propagated through the tissue. The resulting (reflected or refracted) signal, after propagation, is grasped by the two optical receivers. The received signal can be used for the estimation of the heart rate.

Voluntary or involuntary movements corrupt the signal and create motion related artifacts. When the wearer is static, only the value of the pulse rate changes with the time allowing the straightforward removal of unrelated signal contributions (e.g. motion, gravity). When the wearer is moving, the contributions of gravity and bodily motion vary with time, and they have to be removed from the optical signals in order to allow an accurate estimation of the heart rate.

The accelerometer is used to enhance the optical signals in periods of high or erratic movement by non-linearly modeling the expected motion and gravity signal "noise", thus allowing it to be canceled.

The piezoelectric transducer models finger movement (as opposed to the axial movement of the wrist or movement of the body). Finger movement causes the shifting of tendons and other internal elements of the wrist, which may change the modifications of the returning IR signal substantially, and which subsequently requires additional algorithmic modeling.

The piezoelectric transducer additionally tracks and either confirms or provides heart rate during periods of movement so erratic that IR detection is impossible.

The thermistor is used to measure skin temperature, a key indicator in the assessment of physiological and psycho-physiological states.

The skin conductance (SC) electrodes are used to detect the sweat level of the wearer, a useful metric in physiological and in psycho-physiological detection algorithms. They may also, in combination with the infra-red array and the piezoelectric transducer, aid in the ability to detect whether the wearer is wearing the watch at a given time.

The foregoing has outlined, in general, the physical aspects of the invention and is to serve as an aid to better understanding the more complete detailed description which is to follow. In reference to such, there is to be a clear understanding that the present invention is not limited to the method or detail of construction, fabrication, material, or application of use described and illustrated herein. Any other variation of fabrication, use, or application should be considered apparent as an alternative embodiment of the present invention.

BRIEF DESCRIPTION OF THE DRAWINGS

The following drawings further describe by illustration the advantages and objects of the present invention. Each drawing is referenced by corresponding figure reference characters within the "DETAILED DESCRIPTION OF THE INVENTION" section to follow.

FIG.1. is a front view of a wrist worn heart rate detecting biosensor device according to the present invention.


A
B

FIG.2. is a side view of the device according to the present invention.


95%
Overall Accuracy Against Clinical ECG

FIG.3. is a top view of the device according to the present invention.


A
B
HR
HRV
C
D

FIG.4. is a cross sectional view of the present invention seen in Figure 1, taken along line 6-6 of that drawing.


B
A

FIG.5. is describing the wrist band view of the present invention



A

DETAILED DESCRIPTION OF THE INVENTION

As detailed in Figure no. 1 Part (A) is a metallic electrode positioned to make contact with skin at the bottom of the wrist to detect if the user is wearing the wristwatch and also the level of perspiration. Part B is an on and off switch that turns the apparatus on.

As detailed in Figure no.2 the infrared pulse oximetry sensor (B) and metallic electrodes (A) are encased in a rectangular module that slips into a circular wristband. The wristband tightens by folding section C into section D and is sufficiently snug to ensure continuous skin contact with the rectangular module.

As detailed in Figure no. 3 Part A is comprised of 2 metallic electrodes to detect skin conductivity and delta skin conductivity. Part (B) is a thermistor used to detect skin temperature and delta skin temperature at the wrist. Part (C) is an infrared sensor used to detect blood oxygenation, heart rate and heart rate variability at the top of the wrist. Part (D) is a three dimensional accelerometer used to detect relative movement at the wrist, and to detect artifacts that impede correct detection of heart rate at Part (C).

As detailed in Figure no. 4 Part (A) is a USB connector that enables data transmission from the wristwatch to another USB device, such as a PC, PDA or printer. Part (B) is a Li-Ion battery that provides sufficient power to enable Bluetooth, Zigbee or some other wireless transmission from the wristwatch.

And As detailed in Figure no. 5 Part (A) is a wristwatch wristband in which piezoelectric cables and wires connected to the electrodes at the bottom of the wrist. The wristband is fashioned in such a way as to both protect and insulate the wiring and also detect the

movements of the wrist itself, including pulse at the arteries of the wrist.

Referring now descriptively to the drawings, the attached figures illustrate a wristwatch-style device with embedded infrared sensors, three-way accelerometer, skin conductance sensors and analog-to-digital convertor to detect heart rate from a moving wrist without requiring a chest strap, EKG leads, two-handed contact or PIEZO sensors

Figures 1 and 4 illustrates general frontal and side views of the device according to the present invention. The idea is to make the device as similar to a wristwatch in form as possible, including the shape of a traditional timepiece and strap if possible.

As seen in Figure 3, the device has embedded biosensors on the underside of the head and band for the purpose of exposing the skin to data collection.

Figure 4 shows how a rechargeable lithium ion battery and USB port would fit in the total encasement, atop of the circuit board where the analog to digital converter, radio transceiver(s) and microprocessor would be housed.

It is further intended that any other embodiments of the present invention that result from any changes in application or method of use or operation, method of manufacture, shape, size, or material which are not specified within the detailed written description or illustrations contained herein yet are considered apparent or obvious to one skilled in the art are within the scope of the present invention.

ABSTRACT OF THE DISCLOSURE

This apparatus is intended to be worn by wrapping a wristband and attaching it with a clasp around the wrist. The device's embedded infrared, acceler omter, PIEZO and metallic sensors abut the skin. With an onboard analog to digital convertor and microprocessor would convert the raw data collected by the sensors into heart rate beats per minute, and make further assessments using algorithms from the field of cognitive psychology to determine the emotional and overall physical state of the user. The data could be displayed on (a) an onboard OLED display, and/or (b) on a personal computer or PDA by USB connection, and/or most likely, (c) by radio transmission to a personal computer, PDA or cell phone. The user would in any case be able to exercise, run, move and live while monitoring their heart rate and overall condition, without the use of chest strap. The person's heart rate reading would be trusted because the device would be certain that it was being worn on the wrist of a human, and corroborated by non-infrared data collected simultaneously.